May 13, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs
Mr. Michael F. Johnson
Ms. Joyce Sweeney
Mr. Patrick Gilmore

RE:	BroadSoft, Inc.
Registration Statement on Form S-1
Amendment No. 2
Registration No. 333-165484
Ladies and Gentlemen:
On behalf of BroadSoft, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-165484, as amended (the “Registration Statement”). We have enclosed a courtesy package, which includes a hard copy of this letter and four copies of the Amendment, two of which have been marked to show changes from the prior filing of the Registration Statement.
The Amendment is being filed in response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated May 3, 2010 with respect to the Registration Statement (the “Comments”) and to update certain financial information through March 31, 2010. Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
General
1.	You have requested confidential treatment of certain information pursuant to Rule 83. Please ensure that you satisfy the requirements of this rule by appropriately marking your material.

May 13, 2010
Page Two
The Company acknowledges the Staff’s comment and confirms that it will satisfy the requirements of Rule 83 with regard to any future submissions which contain a request for confidential treatment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
2.	We refer to prior comment 7. We are unable to concur with your position that your MD&A adequately describes the impact of known trends on your future financial condition and results of operations in conformity with the guidance provided by Section III.B.3 of SEC Release 33-8350. The disclosure that you refer to only gives a sense, in general terms, of trends and expectations regarding items below gross profit. Please consider providing disclosure regarding trends and expectations for revenues and cost of revenues.
In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 42, 43, and 47 of the Amendment.
The Company supplementally advises the Staff that it will continue to monitor known trends and uncertainties in light of the guidance of SEC Release 33-8350 and, to the extent material, disclose their impacts on the Company’s prospective financial condition and results of operations.
Determination of the Fair Value of Common Stock on Grant or Modification Dates
Post-December 31, 2009, page 57
3.	We have reviewed your response to prior comment 9 and your revised disclosures on pages 58 through 60 of your amended registration statement that includes the assumptions used to determine the fair value of the company’s common stock for each of the valuation dates subsequent to December 31, 2009. Please describe for us in greater detail the factors that support the significant increase in the fair value of the company’s common stock from February 12, 2010 to your estimated IPO price. In this regard, while we note your disclosure that one of the reasons for the changes in the fair value of the company’s common stock during the February 12, 2010 and March 31, 2010 valuations was the result of the increase in the valuations of comparable public companies by approximately 40%; however, the reasons for this increase is not clear. Additionally, when you include your estimated IPO price range in your registration statement, please revise your disclosure to provide more specific reasons for the significant increase in value of your common stock from February 12, 2010 to the mid-point of your estimated IPO price range.
In response to the Staff’s comment, the Company has revised the disclosure concerning the comparable public companies appearing on pages 53, 57 and 61 of

May 13, 2010
Page Three
the Amendment to: (i) explain in greater detail how the Company utilized comparable companies in its market multiple methodologies for its various contemporaneous valuations; (ii) provide more details concerning the Company’s method of selection of such comparable companies for its market multiple methodologies; and (iii) clarify the consistency in the comparable public companies used by the Company for these methodologies across the various valuation dates. The Company further acknowledges the Staff’s comment and advises the Staff that it will continue to revise its disclosure in future amendments to discuss each significant factor contributing to the difference between the fair value estimate of the Company’s common stock as of February 12, 2010 and the mid-point of its estimated IPO price range.
4.	Please tell us the marketability discount used for each valuation period.
     The Company supplementally advises the Staff that the marketability discount that it applied in connection with its March 17, 2008 valuation was 5%, which it subsequently concluded was a significantly smaller discount than was customary for private companies at the Company’s stage of development at the time. For the contemporaneous valuations as of September 30, 2008 and March 31, 2009, the Company applied a marketability discount of 20%, based on its understanding of industry practice among private company institutional investors. This marketability discount reflected an average marketability discount based on the range of possible liquidity outcomes as of the effective dates of these valuations.
     For the contemporaneous valuations conducted subsequent to March 31, 2009, as described in the prospectus, the Company conducted these valuations using the probability-weighted expected return (PWER) method. In the PWER method, the Company specifically analyzed three liquidity scenarios: continuing operations; IPO Scenario 1; and IPO Scenario 2. Because the Common Stock in those scenarios had different marketability profiles, the Company applied different marketability discounts to the different scenarios. Consistent with the improved marketability of the Common Stock implicit in the case of a near- to mid-term initial public offering, the Company used customary IPO-related marketability discounts for the IPO scenarios. As the IPO scenarios became more likely and proximate, the Company reduced the size of the marketability discounts for these scenarios. The marketability discounts used for each of the contemporaneous valuations conducted using the PWER method are set forth below:

	Continuing
Valuation Date	Operations	IPO Scenario 1	IPO Scenario 2
September 30, 2009	25%	15%	15%
December 31, 2009	25%	12.5%	12.5%
February 12, 2010	25%	10%	10%
March 31, 2010	25%	10%	10%
Management
Non-Employee Directors, page 94
5.	We refer to prior comment 13 and reissue that comment, in part. We note that since June 2008 Mr. Gavin has engaged in “consulting, advisory and investment

May 13, 2010
Page Four
activities.” As provided in Item 401(e) of Regulation S-K, please indicate the name and principal business of any corporation or other organization in which such occupations and employment were carried on.
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 100 of the Amendment.
Exhibits and Financial Statement Schedule, page II-4
6.	We refer to your response to prior comment 19 and reissue that comment, in part. We note your explanation as to why you do not believe the agreements with Verizon and Ericsson should be filed as exhibits. However you do not address whether your Business discussion should be expanded to provide additional disclosure regarding the relationship between BroadSoft and each of Verizon and Ericsson. In light of the fact that for the year ended December 31, 2009, Verizon accounted for 10% of your total revenue and Ericsson accounted for approximately 16%, 17% and 11% of total revenue for the years ended December 31, 2007, 2008 and 2009, respectively, it appears the loss of the customers would have a material adverse effect on BroadSoft and, therefore, the discussion of the relationships should be enhanced. See Item 101(c)(1)(vii) of Regulation S-K. Please advise or revise.
In response to the Staff’s comment, the Company has revised the disclosure appearing on page 96 of the Amendment.
* * * *
Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina L. Novak, of this office, at (703) 456-8562.
Very truly yours,
/s/ Darren K. DeStefano Darren K. DeStefano
Enclosures

cc:	Michael Tessler, BroadSoft, Inc.
James A. Tholen, BroadSoft, Inc.
Mary Ellen Seravalli, BroadSoft, Inc.
Mark D. Spoto, Cooley LLP
Christina L. Novak, Cooley LLP
Matthew B. Swartz, Pillsbury Winthrop Shaw Pittman LLP